Filed by Chardan South China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan South China Acquisition Corporation
Commission File No.: 000-51432

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Chardan South China Acquisition Corp		The Equity Group Inc.
Richard Propper, Mark Brewer		Adam Prior
(619) 795-4627		(212) 836-9606
aprior@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN SOUTH CHINA ACQUISITION CORP. ANNOUNCES THE FILING OF ITS AMENDED S4 REGISTRATION STATEMENT THAT INCLUDES THE UNAUDITED FINANCIAL RESULTS OF ITS ACQUISITION CANDIDATE FOR THE QUARTER ENDING MARCH 31, 2007

Revenue Increased to $17.5 Million from $3.6 Million
Net Income Increased to $1.6 Million from $46,000
Backlog Increased to $322.5 Million from $86.9 Million

San Diego, CA and Shenyang, China - August 14, 2007 - Chardan South China Acquisition Corp. (OTCBB: CSCA, CSCAU, CSCAW) ("Chardan South"), a SPAC® incorporated in March 2005 for the purpose of acquiring an operating entity in the PRC, announced today the unaudited financial results for the three months ended March 31, 2007 for its acquisition candidate, Head Dragon Holdings Limited (“Head Dragon”) (see attached tables).

On April 19, 2007, Chardan South announced that it had signed a definitive stock purchase agreement pursuant to which it will acquire 100% of the common stock of Head Dragon, the owner of Liaoning GaoKe Energy Group ("GaoKe"). GaoKe, founded in 2003, is the largest private Chinese engineering company providing design, construction, installation and operating expertise for distributed power generation and micro power networks in China.

For the three months ended March 31, 2007 Head Dragon had net income of $1.6 million, up from $46,000 for the three months ended March 31, 2006.

Head Dragon’s backlog, which is the total value of all open contracts less the revenue recognized from those contracts, grew dramatically during the first quarter of 2007. The contract backlog as of March 31, 2007 was $322.5 million, an increase of 271% from $86.9 million as of March 31, 2006. Since contracts historically have been completed over twelve to eighteen months, a substantial portion of this revenue will be realized during the current year, with the remainder to be recognized in fiscal 2008. In addition, GaoKe signed another two MOUs during the first quarter of 2007.

Mr. Jinxing Lu, GaoKe’s Chairman and CEO commented, “During the first three months of 2007 we experienced a rapid expansion of our business revenue and backlog. Our revenue grew to $17.5 million in the first quarter from $3.6 million for the same period a year earlier. This increase occurred despite the seasonally poor weather and related contract delays in the Northern provinces of China where most of our projects are located. Our backlog also continued to surge as more and more factories and development zones seek to install economical distributed power generation systems to augment or replace power from the national grid. We expect that the trend will continue into the foreseeable future, which bodes well for GaoKe.”

Chardan South China Acquisition Corp.	Page 2
August 14, 2007

Additional information regarding Chardan South, Head Dragon Holdings, and GaoKe is available in the Form S-4/A that China Energy Technology Limited (“China Energy”), the BVI subsidiary of Chardan South, filed with the Securities and Exchange Commission on Tuesday, August 14, 2007. A copy of the filing in its entirety is available at www.sec.gov.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan South, GaoKe and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan South’s and GaoKe’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which GaoKe is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of distributed power generation and other energy generation technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan South’s BVI subsidiary, China Energy Technology’s filings with the Securities and Exchange Commission, and the registration statement on Form S-4 (Reg. No. 333-142894). The information set forth herein should be read in light of such risks. Neither Chardan South nor GaoKe assumes any obligation to update the information contained in this press release.

In connection with the pending transaction, China Energy Technology Limited ("China Energy") has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan South. The stockholders of Chardan South are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about Head Dragon, GaoKe, China Energy, Chardan South and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan South after the Registration Statement is declared effective by the SEC. Chardan South stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan South by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

China Energy, Chardan South and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan South stockholders in respect of the proposed transaction. Information regarding Chardan South’s participants will be available in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.

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(Tables to Follow)

Chardan South China Acquisition Corp.	Page 3
August 14, 2007

Head Dragon Holdings Limited and Subsidiaries
Unaudited Interim Consolidated Statements of Operations
for the three month periods ended March 31, 2007 and 2006
(in United States dollars)

	2007	2006

Revenue	$17,482,274	$3,594,125
Cost of sales and business taxes	15,052,446	3,223,538

Gross profit	2,429,828	370,587

Expenses
General and administrative expenses	525,763	350,404

	525,763	350,404

Income from operations	1,904,065	20,183
Other income (expense)
Finance costs	(134,323)	(5,453)
Interest income	24,431	-
Other expense	225,346	-

Income before provision for income taxes and minority interest	1,568,827	14,730
Provision for income taxes	-	-

Income before minority interest	1,568,827	14,730
Minority interest in subsidiary loss	31,018	31,233

Net income	$1,599,845	$45,963